UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): September 23, 2020

LIBERTY BROADBAND CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-36713	47-1211994
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

12300 Liberty Blvd.

Englewood, Colorado 80112

(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: (720) 875-5700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Series A common stock	LBRDA	The Nasdaq Stock Market LLC
Series C common stock	LBRDK	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).  Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 23, 2020, the board of directors (the “Board”) of Liberty Broadband Corporation (the “Company” or “Liberty Broadband”) approved the following changes to the Board, subject to and immediately following the completion of the proposed combination (the “Combination”) of Liberty Broadband and GCI Liberty, Inc. (“GCI Liberty”) and the other transactions contemplated by the Agreement and Plan of Merger, dated as of August 6, 2020, by and among Liberty Broadband, GCI Liberty, Grizzly Merger Sub 1, LLC and Grizzly Merger Sub 2, Inc.: (i) the size of the Board will increase from six to eight directorships; (ii) the newly created directorships resulting from such increase will be a Class II directorship and a Class III directorship, with a term expiring at the annual meeting of stockholders in 2022 and 2023, respectively and (iii) Sue Ann R. Hamilton and Gregg L. Engles will be appointed to the Board to fill the newly created directorships and will serve as a Class II director and a Class III director, respectively.

The Board has determined that Ms. Hamilton and Mr. Engles each qualify as an independent director for purposes of the rules of The Nasdaq Stock Market LLC as well as applicable rules and regulations adopted by the Securities and Exchange Commission.

If the Combination is completed and Ms. Hamilton and Mr. Engles are appointed to the Board, it is expected that they will each receive the same compensation as the Company’s other nonemployee directors, which is summarized in the Company’s proxy statement for the annual meeting of stockholders held on May 19, 2020, which was filed with the Securities and Exchange Commission on April 10, 2020.

Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking statements. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. Words such as “will” and “expect” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including, but not limited to, the ability of the parties to consummate the Combination on a timely basis or at all and the satisfaction of the conditions precedent to consummation of the Combination, including, but not limited to, approval by the stockholders of Liberty Broadband and GCI Liberty and regulatory approvals. These forward-looking statements speak only as of the date of this Current Report on Form 8-K, and Liberty Broadband expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Broadband’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Broadband, including its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Liberty Broadband with the SEC on September 17, 2020, for additional information about Liberty Broadband and about the risks and uncertainties related to the business of Liberty Broadband which may affect the statements made in this Current Report on Form 8-K.

Additional Information

Nothing in this Current Report on Form 8-K shall constitute a solicitation to buy or an offer to sell securities of Liberty Broadband or GCI Liberty. The offer and sale of shares in the Combination will only be made pursuant to Liberty Broadband’s effective registration statement. Liberty Broadband’s stockholders, GCI Liberty’s stockholders and other investors are urged to read the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Liberty Broadband with the SEC on September 17, 2020, as well as any amendments or supplements to that document, because they will contain important information about the Combination. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Broadband Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5700.

Participants in a Solicitation

Liberty Broadband and GCI Liberty and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the Combination. Information about Liberty Broadband’s directors and executive officers is available in Liberty Broadband’s definitive proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 10, 2020. Information about GCI Liberty’s directors and executive officers is available in GCI Liberty’s definitive proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 10, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Liberty Broadband with the SEC on September 17, 2020. Investors should read the joint proxy statement/prospectus included in the registration statement on Form S-4 carefully before making any voting or investment decisions. You may obtain free copies of these documents from Liberty Broadband as indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2020

LIBERTY BROADBAND CORPORATION

By:	/s/ Katherine C. Jewell
Name: Katherine C. Jewell
Title: Assistant Vice President and Assistant Secretary

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